UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER
SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR
SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)
OF THE SECURITIES AND EXCHANGE ACT OF 1934

Commission File Number 000-29916

AMERICAN BONANZA GOLD CORP.
(Exact name of registrant as specified in its charter)

Suite 302-1620 West 8th Avenue, Vancouver, British Columbia, V6J 1V4 Canada
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Common Shares, without value
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:
Rule 12g-4(a)(1)	[X]
Rule 12g-4(a)(2)	[ ]
Rule 12h-3(b)(1)(i)	[X]
Rule 12h-3(b)(1)(ii)	[ ]
Rule 15d-6	[ ]

Approximate number of holders of record as of the certification date: One

Pursuant to the requirements of the Securities Exchange Act of 1934 American Bonanza Gold Corp.. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.
Date:	July 10, 2014	By:	/s/ Lisa McCormack
			Name:	Lisa McCormack
			Title:	Corporate Secretary

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.